UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MVP REIT, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)

553877 101
(CUSIP Number)

VESTIN REALTY MORTGAGE II, INC
8880 W. SUNSET ROAD #200
LAS VEGAS, NEVADA 89148
Telephone:  (702) 227-0965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 18, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553877 101

1.	Name of reporting person: Vestin Realty Mortgage II, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 746,222.40
	8.	Shared voting power 0
	9.	Sole dispositive power 746,222.40
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 746,222.40
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.77% (1)
14.	Type of reporting person (see instructions) CO

(1)
The percentage calculation is based on 11,024,082 shares of common stock of MVP REIT, Inc. (the "Issuer") issued and outstanding as of August 11, 2017, as reported in the Issuer's proxy statement on Schedule 14A filed with the SEC on August 17, 2017.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value US $0.001 per share ("Common Stock") of MVP REIT, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8880 W. Sunset Rd., Suite 340, Las Vegas, NV 89148.

Item 2.	Identity and Background.

This Schedule 13D is filed by Vestin Realty Mortgage II, Inc., a Maryland corporation (the "Reporting Person"). The principal business of the Reporting Person relates to the investment in loans secured by real estate through deeds of trust or mortgages, the investment in, acquisition, management or sale of real property, and investments in entities involved in the ownership or management of real property.  The principal executive offices of the Reporting Person are located at 8880 W. Sunset Rd., Suite 200, Las Vegas, NV 89148.
During the last five years prior to the date of this Schedule 13D, the Reporting Person has not been convicted in a criminal proceeding.
During the last five years prior to the date of this Schedule 13D, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
Michael V. Shustek is the sole executive officer of the Reporting Person, and the directors of the Reporting Person are Michael V. Shustek and Daryl C. Idler, Jr.  Mr. Shustek also owns 494 shares of the Reporting Person's common stock as of the date hereof, which represents approximately 29.99% of the total outstanding shares of the Reporting Person's common stock as of the date hereof.   Mr. Shustek disclaims beneficial ownership of the Common Stock held by the Reporting Person.

To the best of the Reporting Person's knowledge, none of the Reporting Person's directors or executive officer during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
On October 18, 2017, the Reporting Person received 746,222.40 shares of Common Stock as consideration for the sale of certain real estate interests.   No cash or other consideration was paid by the Reporting Person in connection with the receipt of such shares of Common Stock.   The last disclosed NAV reported by MVP REIT in their June 30, 2017 10-Q was $9.32 per share.

Item 4.	Purpose of Transaction.
The Reporting Person acquired the shares of Common Stock for general investment purposes. The Reporting Person reserves the right to, and may in the future choose to, change its purpose with respect to its investment.  The Reporting Person may take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares which it now owns or may hereafter acquire.  The Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) The Reporting Person directly holds 746,222.40 shares of Common Stock, representing approximately 6.77% of the shares of Common Stock. The percentages used herein are calculated based on 11,024,082 shares of Common Stock issued    and outstanding as of August 11, 2017, as reported in the Issuer's proxy statement of Schedule 14Afiled with the SEC on August 17, 2017.
(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the 746,222.40 shares of Common Stock.
(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and its directors and officer and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 23, 2017

Vestin Realty Mortgage II, Inc.

By:	/s/ Michael V. Shustek
Michael V. Shustek
President and Chief Executive Officer